March 15, 2010

Via EDGAR and Overnight Delivery
Pamela Long Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 4631 Washington, DC 20549

Re:	China Architectural Engineering, Inc.
Preliminary Information Statement on Schedule 14C filed January 20, 2010
File No. 001-33709
Tandy Representations

Dear Ms. Long:

On behalf of China Architectural Engineering, Inc., a Delaware corporation (the “Company”), and further to the letter from the Company to the Commission dated March 15, 2010 in relation to the Company’s Amendment No. 1 to the Preliminary Information Statement on Schedule 14C and the Commission’s comment letter dated February 19, 2010, the undersigned hereby acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact Anh Q. Tran, Esq. of K&L Gates LLP, our legal counsel, at (310) 552-5083 or by facsimile at (310) 552-5007.

Sincerely,

/s/  Luo Ken Li

Luo Ken Li
Chief Executive Officer

cc:	Anh Q. Tran, Esq. Ed Kelly, Securities and Exchange Commission